November 1, 2024
VIA E-mail


Nicole M. Runyan, Esq.
Kirkland & Ellis, LLP
601 Lexington Avenue
New York, NY 10022

               Re:    Ares Core Infrastructure Fund, Form 10
                      File No. 000-56695

Dear Ms. Runyan:
        On October 3, 2024, Ares Core Infrastructure Fund (the    Fund    or
Company   ) filed a
registration statement on Form 10 in connection with the registration of the
Fund   s common
stock under Section 12(g) of the Securities Exchange Act of 1934 (the
Exchange Act   ). We
have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Fund is voluntarily registering shares of its common stock under Section
12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange
Act. If our comments are not satisfactorily addressed within this 60-day time period, you should
consider withdrawing the Fund   s Form 10 prior to its effectiveness, and
re-filing a revised Form
10 that includes changes responsive to our comments. If the Fund chooses not to withdraw its
Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Nicole M. Runyan, Esq.
November 1, 2024
Page 2


REGISTRATION STATEMENT
Explanatory Note (Page 2)
1. In the sixth bullet point after the phrase    Investing in our Shares may be
considered
   speculative and involves a high degree of risk, including the following; please add a page cross reference to where the Expense Support and Reimbursement Agreement is discussed, including the discussion of the repayment obligations of the Fund.


SUMMARY OF RISK FACTORS, (Pages 6 - 7)
Risks Relating to our Investments (Page 6)
2. The fourth bullet point states that    [W]e may face heightened risks unique
to the nature of
   our Infrastructure Assets.    Briefly identify the nature of the
Infrastructure Assets that present
   heightened risks and provide a page cross reference to where in the Registration Statement these heightened risks are identified and discussed.


ITEM 1. Business. (Pages 8 - 55)
The Fund     Ares Core Infrastructure Fund, (Pages 8     9)
3. The second sentence of the third paragraph of this section on Page 8 defines Infrastructure
   Assets    as    investments in equity and debt interests in
infrastructure-related assets or
   businesses.    Please specifically disclose how the Fund will determine if an investment is
      infrastructure-related    (i.e., based on assets or revenue test) and
supplementally explain to
   the staff why it is appropriate under Rule 35d-1 to include such investments
in the Fund   s
   80% policy discussed later in this section.
4. The second sentence of the third paragraph in defining    Infrastructure
Assets    states that
      [t]he Fund defines Infrastructure Assets as investments in equity and debt interests in infrastructure-related assets or businesses, including but not limited to Please confirm to the staff that the list of these assets included in the term
Infrastructure Assets    is complete
   and delete the phrase    including, but not limited to    from this
sentence.
5. In the second sentence of the third paragraph on Page 8, please clarify what the Fund means by "social infrastructure", "digital infrastructure", and "environmental services sectors".
6. The disclosure in the third sentence of the third paragraph on Page 8 states that the Fund
   considers Core Infrastructure Assets to include those assets that    produce
revenues and cash
   flows that are generally governed by either rate regulation or long term contracts with creditworthy counterparties . . ." Please more specifically disclose what the Fund means by
   "rate regulation" and "long-term contracts".
7. The fifth paragraph on Page 8 states that the Fund will generally focus on equity, and to a lesser extent, debt investments in Core Infrastructure Assets. Given that business
   development companies (   BDCs   ) are required to invest 70% in certain
portfolio companies
   under Section 55(a) of the Investment Company Act of 1940 Act (the    1940
Act   ) that are
 Nicole M. Runyan, Esq.
November 1, 2024
Page 3

   generally private small companies and therefore unlikely to pay dividends, please explain
   supplementally to the staff how the Fund   s equity investments will support
the Fund   s
   investment objective to primarily generate income and, to a lesser extent, capital appreciation.
8. The last sentence in the fifth paragraph on Page 8, describes the Fund   s
80% policy to invest
   in Infrastructure Assets. Please explain supplementally to the staff whether
the Fund   s 80%
   policy is tied to investing in Core Infrastructure Assets, as defined by the Fund, or how the inclusion of non-core infrastructure assets in the 80% policy is consistent
with the Fund   s
   emphasis on primarily generating current income, and to a lesser extent, capital appreciation.
9. The Fund   s investment strategy and principal strategies appear to be broken up into different
   sections, including this section on Page 8, the section entitled    Market
Opportunity
   (Pages 14 -17), the section entitled    Investment Criteria    (Page 20),
and the section entitled
      Investment Structure    (Page 20) which makes it difficult to understand
the Fund   s
   principal investment strategies. Consider grouping and discussing the Fund
s investment
   objective and principal strategies together.
10. The sixth paragraph on Page 8 states that the Fund will leverage the relationships of Ares
    Management Corporation (collectively with its subsidiaries and affiliated
entities,    Ares   ),
    and its personnel and Ares Infrastructure Opportunities (   AIO   ). Please
explain
    supplementally to the staff whether there is a resource sharing agreement in place between
    the Fund or Ares Capital Management II, LLC (the    Adviser   ) and Ares,
AIO or any other
    affiliated entity of the Fund or Adviser. If so, in your response, address:
           a. the specific services Ares, AIO or any other affiliated entity of the Fund or
              Adviser and its employees will provide on the Adviser   s behalf
and why those
              services do not amount to advisory services provided to the Fund;
           b. the extent to which the Adviser will depend on Ares, AIO or another affiliated
              entity   s personnel;
           c. whether Ares, AIO or another affiliate   s personnel who provide
investment advice
              with respect to the Fund will be supervised persons of the
Adviser under Section
              202(a)(25) of the Advisers Act;
           d. whether and what fees are paid to Ares, AIO or another affiliate and whether or not they are paid pursuant to a resource sharing agreement;
           e. whether Ares, AIO or other identified affiliates are considered to be fiduciaries with respect to the Fund;
           f. explain whether the personnel being provided to the Fund are personnel of Ares,
              AIO or any of its affiliates and explain how these entities are affiliated with Ares,
              AIO and the Adviser and Fund (i.e., controlled subsidiaries, wholly or majority
              owned);
           g. explain the registration status of Ares, AIO and each identified affiliate; and
           h. where Ares, AIO or the identified affiliate is domiciled.
 Nicole M. Runyan, Esq.
November 1, 2024
Page 4


Ares Infrastructure Opportunities Platform (Pages 11     13)
11. The graphic on the top of Page 12 states that "AIO will manage the Fund with its cycle-
    tested investment team..." Please supplementally explain whether AIO will act as an adviser to the Fund, and if so, whether AIO is a registered investment adviser, or otherwise revise the disclosure.
The Adviser (Page 13)
12. In the second paragraph of this section, please define Ares in this section and disclose how
    Ares is related to the Adviser or the second paragraph could cause confusion that the Adviser is Ares, rather than an affiliated entity of the Adviser.
The Administrator (Page 13)
13. The first sentence of this section states that the Administrator is an affiliate of Ares. Please disclose how the Administrator is affiliated with Ares and the Adviser.
Market Opportunity (Pages 14     18); Resilient Asset Class Performance (Page
16)
14. The last sentence of the section entitled    Resilient Asset Class
Performance    on Page 16
    states that the Fund will focus on de-risked assets. Please disclose how the Fund defines de-
    risked assets and how the Adviser will identify such de-risked assets.
Potential Competitive Strengths (Pages 18     20); Broad Infrastructure
Strategy and
Proprietary Origination (Pages 18     19)
15. The second paragraph of the section entitled    Broad Infrastructure
Strategy and
    Proprietary Origination    on Page 18, as well as other parts of the
registration statement,
    contain multiple references to realized proceeds, gains, and yields of different Ares entities and strategies. Please supplementally explain how such presentations comply with Rule
    206(4)-1 of the Advisers Act, including if the Fund is relying on any relief in no-action letters. For example, the registration statement on Page 18 states that [o]f the $4.3 billion of capital, 26 investments have been fully or substantially realized, resulting in over $2.5 billion
    of realized proceeds.    As another example, Pages 19-20 include the
following statements:
       These investments have all since been realized through sales to third-party owners, with the
    new owners benefiting from the projects    attractive long-term fixed-price
revenue contracts
    that were projected to generate 7-12% average annual cash yield over 10 years as of the second quarter of 2024. We believe these assets are representative of projects that AIO would be able to originate for the Fund.
Investment Criteria (Page 20)
16. Under the heading    Commercially Proven Technology   , please further
disclose how the
    Fund is defining    commercially proven technologies    and    useful life
  or consider providing
    examples of both concepts.
Investment Structure (Pages 20     21)
17. The second paragraph of this section on Page 21 details certain investments that the Fund could make. Please supplementally explain whether the Fund will invest through primarily
 Nicole M. Runyan, Esq.
November 1, 2024
Page 5

   controlled entities that primarily invest in securities or other assets. We may have additional comments.
Investment Advisory Agreement (Pages 26     31); Compensation of the Adviser
(Page 26)
18. Please consider adding either before the discussion of the Advisory Agreement or another appropriate place in the discussion of the fees payable by shareholders, a fee table that conforms to the requirements of Item 3.1 of Form N-2. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item
3.1 of Form N-
    2.
19. In the second paragraph of the sub-section entitled    Capital Gains
Incentive Fee    on Page
    28, please validate whether the reference to 12% is correct and update as necessary.
Certain Terms of the Investment Advisory Agreement and Administration Agreement
(Pages 32     34)
20. The second full paragraph of this section on Page 32, discusses the indemnification provisions applicable under these two agreements and includes the phrase and to the extent that such indemnification would not be inconsistent with the laws of the State of Delaware or
    other applicable law.    Please add after the phrase    other applicable
law    the following:
       including the applicable federal securities laws.
21. The second sentence of the sub-section entitled    Payment of Our Expenses
Under the
    Investment Advisory Agreement and Administration Agreement    at the bottom
of Page
    32 describes the costs and expenses that the Adviser bears related to its operations and
    transactions and includes the phrase    including, but not limited to,
and a lengthy list of
    identified expenses. Given the extensive list of identified expenses, consider deleting the
    phrase    including, but not limited to    from the second sentence in this
sub-section.
Determination of Net Asset Value (Page 37)
22. Disclosure under this heading on Page 37 states that the Fund will be calculating net asset value monthly. Please confirm that the Fund is issuing new shares in the monthly closings and under the Dividend Reinvestment Plan based on a current NAV calculation and not one from a previous monthly calculation.
Share Repurchase Program (Pages 40     42)
23. Rule 14e-8 under the Securities Exchange Act of 1934 prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. The staff believes that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when a definitive tender offer is made. Nicole M. Runyan, Esq.
November 1, 2024
Page 6


Item 1A- Risk Factors (Pages 56     100)
Risks Relating to Our Business and Structure (Pages 56     72)
24. The risk entitled    Our Board of Trustees may amend our Declaration of
Trust without
    prior Shareholder approval    on Page 56 discusses how the Board may amend
the Fund   s
    Declaration of Trust without prior shareholder approval. Please revise the disclosure to clarify that the board may make revisions to the Declaration of Trust without shareholder approval, subject to applicable federal and state law.
25. Please add to the risk entitled    The lack of liquidity in our investments
may adversely affect
    our business    on Page 65 that the lack of liquidity of the Fund   s
investments also can make
    them difficult to value for purposes of the Fund calculating its NAV.
26. The risk factor on Page 65 entitled    We are subject to risks related to
ESG Matters
    discloses that "Ares maintains a responsible investment policy (the "Responsible Investment
    Policy"). Please disclose that the Adviser maintains this policy and describe generally how
    the policy impacts the Fund   s selection of investments in the discussion
of the Fund's
    investment strategy earlier in the registration statement.
27. The risk entitled    Our Declaration of Trust provides that state and
federal courts in the
    State of Delaware are the sole and exclusive forum for certain Shareholder litigation
    matters, which could limit our Shareholders    ability to obtain a
favorable judicial forum
    for disputes with us or our trustees and officers    on Page 71 describes
an exclusive choice
    of forum provision in the Declaration of Trust that establishes the Court of Chancery of the
    State of Delaware as the sole judicial forum for shareholder claims against the Trust,
    Trustees or Officers. Please disclose that this provision does not apply to claims arising under the federal securities laws. Please also disclose the corresponding risks of this provision even as to non-federal securities laws claims (e.g., that the shareholder may have to bring suit in an inconvenient and less favorable forum).
28. The last sentence of the risk entitled    Our Declaration of Trust provides
that state and
    federal courts in the State of Delaware are the sole and exclusive forum for certain
    Shareholder litigation matters, which could limit our Shareholders ability to obtain a
    favorable judicial forum for disputes with us or our trustees and officers on Page 72,
    states that the    the foregoing    does not apply to claims arising under
the U.S. securities laws.
    Please clarify what the phrase    the foregoing    applies to in this
sentence. For example, does
    this refer to the entire risk factor or just the reimbursement of fees and expenses?
Item 1A- Risk Factors (Pages 56     100)
Risks Relating to Our Investments (Pages 73 - 89)
29. The risk factor entitled    Our equity and debt investments in
Infrastructure Assets may be
    risky, and we could lose all or part of our investments    on Page 82
states, in pertinent part,
    that the Fund may, from time to time, invest in common and preferred shares. Please reconcile this disclosure with the disclosure on Page 20 that the Fund intends to concentrate primarily on equity investments.
 Nicole M. Runyan, Esq.
November 1, 2024
Page 7

Item 1A- Risk Factors (Pages 56     100)
Risks Relating to an Investment in our Shares (Pages 89     100)
30. The third sentence of the risk entitled    Shareholders will be obligated
to fund drawdowns
    and may need to maintain a substantial portion of the amount of their unfunded capital
    commitments in assets that can be readily converted to cash    on Page 90,
discloses that
    shareholders who do not fund their capital commitments could be subject to certain negative consequences, including the possibility of forfeiture of some shares. Please consider bolding this sentence and adding a page cross-reference to the section of the subscription agreement
    (   Subscription Agreement   ) that discusses the negative consequences of
a shareholder   s
    failure to fund its capital commitments.
31. The risk factor entitled    Shareholders who default on their capital
commitment to us will be
    subject to significant adverse consequences    on Page 90 discloses that
the Subscription
    Agreement provides for significant adverse consequences if a shareholder defaults on its capital commitment to the Fund. Please add a page cross-reference to the Subscription
    Agreement where these adverse consequences are disclosed.
Item 11. Description of Securities to be Registered (Pages 124     127) and
Declaration of
Trust filed as Exhibit 3.1
32. Disclosure in the first and second paragraphs of the sub-heading entitled Limitation on
    Liability of Trustees and Officers; Indemnification and Advance of Expenses on Page
    126, describes that the Fund will indemnify Trustees and Officers to the fullest extent
       subject to certain exceptions    in the Declaration of Trust. With
respect to provisions in the
    Declaration of Trust, and related disclosure in the registration statement, please:
           a. amend the last sentence in Article VII, Section 7.2 of the Declaration of Trust to
              add after the phrase    which insures the Adviser    the phrase
 an Officer or
              Trustee   ;
           b. amend the first sentence of Article VII, Section 7.5 of the Declaration of Trust to
              replace the    1940 Act    with the    applicable federal
securities laws   ;
           c. explain supplementally whether a resolution of the Trustees or agreement referenced in Section 7.7 of the Article VII of the Declaration of Trust could result in the Fund paying for indemnification or indemnifying an officer, trustee or the Adviser for conduct that would be disqualifying conduct under the federal securities laws. We may have additional comments.
           d. amend the disclosure on Page 126 to reflect changes to the Declaration of Trust and disclose that these indemnification provisions are qualified by the applicable federal securities laws.
33. The second sentence of the final paragraph of the sub-heading entitled Limitation on
    Liability of Trustees and Officers; Indemnification and Advance of Expenses on Page
    127 states that the indemnification agreements attempt to provide the maximum
    indemnification provided under Maryland law and the    1940 Act.    Please
replace the phrase
       the 1940 Act    with the    applicable federal securities laws.
 Nicole M. Runyan, Esq.
November 1, 2024
Page 8

Delaware Law and Certain Declaration of Trust Provisions (Pages 127     131)
and
Declaration of Trust filed as Exhibit 3.1
34. Related to the disclosure in the sub-section entitled    Amendment of the
Declaration of Trust;
    No Approval by Shareholders   , please:
           a. amend the second sentence of Section 6.1 of Article VI of the Declaration of
                Trust to clarify that    authorized by law    includes state
law and the applicable
                federal securities laws;
           b. add disclosure to this sub-section on Page 128 of the registration statement that clarifies that this right to amend the Declaration of Trust without shareholder approval is subject to state law and the applicable federal securities laws.
35. Related to the disclosure in the sub-heading entitled    Derivative Actions
  , on Page 129,
   please:
           a. (i) amend the second sentence in Section 14.3(a) of Article XIV of the
               Declaration of Trust to state that the 10% requirement does not apply to claims arising under the federal securities law; and (ii) amend the disclosure in the first paragraph on Page 129 of the registration statement to clarify that this 10%
               requirement does not apply to claims arising under the federal securities laws;
           b. (i) amend the second paragraph of Section 14.3(b) of Article XIV of the
               Declaration of Trust to state that the requirements for an undertaking by the shareholders to reimburse the Trust does not apply to claims arising under the federal securities laws; and (ii) add corresponding disclosure to the second paragraph of this section on Page 129 of the registration statement that the undertaking to reimburse the Trust does not apply to claims arising under the federal securities laws.
36. Related to the disclosure in the sub-heading entitled    Direct Actions
on Page 129, please:
           a. (i) amend Section 14.4 of Article XIV of the Declaration of Trust to state that this provision does not apply to claims arising under the federal securities laws; and
                (ii) add corresponding disclosure to the paragraph of this section in the
                registration statement that these provisions do not apply to claims arising under the federal securities laws.
37. In the section entitled    Exclusive Delaware Jurisdiction: on Pages
129-130, please add a
    period after the phrase    shall be reimbursed by the non-prevailing party
  on Page 130 and
    replace the remainder of that last sentence with the following:    [T]his
section does not apply
    to any claims brought under the federal securities laws as stated in the last sentence of
    Section 14.5 of Article XIV of the Declaration of Trust.
38. In the section entitled    Determinations by our Board of Trustees    on
Page 130, please:
           a. add at the end of the last sentence after    and under Delaware
law    the following:
                 or under the applicable federal securities laws   ;
           b. make corresponding changes to any provision in the Declaration of Trust that purports to limit the duties of the Board of Trustees to those arising under
 Nicole M. Runyan, Esq.
November 1, 2024
Page 9

              Delaware law or the Declaration of Trust to include duties arising under the
              applicable federal securities laws; and
           c. identify for the staff the precise provision of the Declaration of Trust that this section on Page 130 is purportedly describing and identify the changes made to
              this section or sections to respond to this comment.
39. Related to the disclosure in the section entitled    Conflicts with the
1940 Act    on Page 131,
    please:
            a. amend Section 14.2 of Article XIV to replace references to the
 1940 Act    with
                   applicable federal securities laws   ;
            b. make corresponding changes to the registration statement to replace the section
                heading with    Conflicts with Applicable Federal Securities
Laws    and replace
                references to the 1940 Act with    applicable federal
securities laws   .
ITEM 12. Indemnification of Trustees and Officers (Pages 132     133)
40. In this section on Pages 132   133, make conforming changes to the
description of the
    indemnification provisions regarding officers, trustees and the Adviser reflected in earlier
    comments, including, but not limited to, replacing references to    the
1940 Act    with the
    phrase    applicable federal securities laws.
ITEM 13. Financial Statements and Supplementary Data (Page 134)
41. Please file an amended Form 10 filing in the form of a pre-effective amendment with
    complete financial statements at least 15 days prior to the Form 10   s
effectiveness.
ITEM 14. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure (Page 135)
42. Please specifically state whether there have been any changes in accountants.
ITEM 15, Financial Statements and Exhibits (Page 136) and Declaration of Trust, filed as
Exhibit 3.1
43. With respect to Section 11.2 of Article XI of the Declaration of Trust that relates to the
    Trust   s ability to negotiate Side Letters with investors that will result in different investment
    terms than the terms applicable to other investors, please explain to us:
    a. how having a side letter with different terms would comply with Sections 18 and 61 of the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);
    b. whether different terms in any side letter could have a material, negative effect on other
        Fund investors;
    c. whether the terms of different side letters will be disclosed to all Fund investors, and how they will be disclosed including the timing of such disclosure;
    d. whether the terms of any side letters could include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and
    e. whether the terms of any side letters could have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.
 Nicole M. Runyan, Esq.
November 1, 2024
Page 10

BYLAWS, filed as Exhibit 3.22
44. Amend Section 11(a)(2) to cross-reference to Section 11(c)(3) where the notice is defined.
45. Please amend Article XIL, to be titled    Applicable Federal Securities
Laws    and replace
    references to the 1940 Act with the phrase    applicable federal securities
laws.
GENERAL COMMENTS
46. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
47. Response to this letter should be in the form of a pre-effective amendment filed under the
    Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
48. Please advise us if you have submitted, or expect to submit, any exemptive applications.
    Also, please inform the staff if the Fund is relying upon any no-action letters or other guidance previously issued by the staff.
49. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                                   *******
       Should you have any questions regarding this letter, please feel free to contact me at
(303) 324-6165.


Sincerely,


                                                                     /s/ Eileen
Smiley

                                                                        Eileen
Smiley
                                                                        Senior
Counsel

cc:    Pamela Poland Chen, Esq., Kirkland & Ellis, LLP
       Michael Spratt, Assistant Director
       Thankam Varghese, Branch Chief